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SI

18006334

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-42152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lek Securities Corp. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza - 52nd Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Hanuka, CPA — 212-509-5852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, CPA
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 05 2018
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

OATH OR AFFIRMATION

I, Samuel F. Lek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corp. and Subsidiary, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Samuel F. Lek
Chief Executive Officer
Lek Securities Corporation
1 Liberty Plaza-52nd Floor
New York, NY 10006
(212) 509-2300

JUSTIN J WYNNE
Notary Public - State of New York
NO. 01WY6158725
Qualified in Bronx County
My Commission Expires Jan 8, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lek Securities Corporation and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Lek Securities Corporation's management. Our responsibility is to express an opinion on Lek Securities Corporation and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lek Securities Corporation and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Lek Securities Corporation and Subsidiary's auditor since 2014.
Livingston, New Jersey
February 28, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	3,892,747
Cash segregated under federal and other regulations		80,432,578
Receivables from clearing organizations and other broker dealers		20,560,860
Commissions receivable		1,025,894
Due from customers		34,088,424
Due from brokers		28,502,917
Deposits with clearing organizations		14,894,752
Securities borrowed		10,292,954
Securities owned:		
Marketable, at fair value		25,678
Not readily marketable, at estimated fair value		1,406,011
Property and equipment, net		529,730
Prepaid expenses and other assets		316,055
Total assets	$	195,968,600
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities loaned	$	19,658,770
Payable to clearing organizations and other broker dealers		2,220,126
Due to customers		71,762,736
Due to brokers		8,567,531
Securities sold, not yet purchased, at fair value		11,399
Lines of credit		73,988,000
Accounts payable and accrued expenses		4,792,513
Total liabilities		181,001,075
Commitments and contingencies (Notes 12 and 15)		
Subordinated borrowings		2,035,143
Stockholder's equity		
Common stock - $1.00 par value; 10,000 shares authorized, 725.667 shares issued and outstanding		726
Additional paid-in capital		3,969,242
Retained earnings		8,962,414
Total stockholder's equity		12,932,382
Total liabilities and stockholder's equity	$	195,968,600

See accompanying notes to consolidated financial statements.

LEK SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005, under the laws of the state of Illinois. Rox Systems, Inc. is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corporation.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

In accordance with accounting principles generally accepted in the United States of America ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox. Rox is dependant on the Company for most of its income consisting of licensing fees, for the use of its trademarks, copyrights and software.

The consolidated financial statement include the accounts of Lek Securities Corporation and its variable interest entity, Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

2. Summary of significant accounting policies (continued)

Commissions Receivable and Reserve for Doubtful Accounts

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. There was no reserve for doubtful accounts at December 31, 2017.

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2017, the Company has advanced cash under securities borrowed agreements of $10,292,954. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2017, the Company has received collateral under securities loaned agreements of $19,658,770.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	5 years
Furniture and fixtures	5 years

Income Taxes

The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2017.

2. Summary of significant accounting policies (continued)

Income Taxes (Continued)

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in various U.S. states and foreign jurisdictions.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, market data services and other expenses permissible by Rule 28(e).

Use of Estimates

The preparation of consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (Continued)

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Recently Adopted Accounting Pronouncement

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company adopted this ASU on January 1, 2018 under a modified retrospective approach. The adoption of this ASU did not have a material impact on the Company's financial condition.

3. Cash segregated under federal and other regulations

Cash of $80,432,578 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2017, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker dealers

Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2017, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,904,926	$ 2,103,519
Receivable from/payable to clearing organizations	17,655,934	116,607
	$ 20,560,860	$ 2,220,126

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Assets				
Securities Owned:				
Marketable, at fair value:				
Corporate stocks and options	$ 25,678	$ -	$ -	$ 25,678
Not readily marketable, at estimated fair value	-	-	1,406,011	1,406,011
	$ 25,678	$ -	$ 1,406,011	$ 1,431,689
Liabilities				
Securities sold, not yet purchased, at fair value: Corporate stocks	$ 11,399	$ -	$ -	$ 11,399

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $1,406,011. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The unobservable inputs include a book value multiple of one. There was a $384,955 change in the Level 3 assets, measured at fair value for the year ended December 31, 2017.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3).

Balance, January 1, 2017	$ 1,021,056
Purchases	384,955
Balance, December 31, 2017	$ 1,406,011

6. Property and equipment

Details of property and equipment at December 31, 2017, are as follows:

Leasehold improvements	$	2,092,464
Computer hardware		3,402,104
Furniture and fixtures		652,975
		6,147,543
Less: accumulated depreciation and amortization		(5,617,813)
Net book value	$	529,730

Depreciation and amortization expense was $384,619 for the year ended December 31, 2017.

7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the consolidated financial statement.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. In these types of transactions, the Company will introduce the two parties and earn a spread.

9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $111,000,000, as shown in the table below. The credit line facilities expire on the dates indicated below. Borrowings are due on demand and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2017, the Company has borrowed $73,988,000 under three of the credit facilities, of which a portion is secured by customer pledged securities.

Security	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit	6/30/2018	$ 75,000,000	$ 59,223,000
Line of credit	10/30/2018	25,000,000	9,765,000
Line of credit	5/31/2018	7,500,000	5,000,000
Line of credit	7/31/2018	3,500,000	-
		$ 111,000,000	$ 73,988,000

The Company has an agreement with Bank United for a standby letter of credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC. The standby letter of credit shall be extended automatically without amendment for additional one-year periods from the present or any future expiration date, unless notified in writing not to renew. The standby letter of credit is set to expire no later than April 30, 2021.

10. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2017, the cumulative options activity is as follows: 98 options had been granted, 83 had been exercised, and 14 had been cancelled.

On September 1, 2009, all holders in the plan relinquished their rights under the plan in exchange for options of Holdings under a stock options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Company's plan are substantially the same in the Holdings Plan.

The Company accounts for stock-based compensation in accordance with GAAP, which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions of stock-based compensation, cost is estimated at the grant date based on the fair value of the awards expected to vest and will be recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

10. Stock option plan (continued)

A summary of the status of the options as of December 31, 2017, and changes during the year then ended, is presented below:

	Number of Options	Exercise Price	Remaining Contractual Life
Outstanding at January 1, 2017	1	$ 16,580	1 years
Issued	-	-	
Exercised	-	-	
Outstanding at December 31, 2017	1	$ 16,580	1 years

11. Subordinated borrowings

At December 31, 2017, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

A $50,000 loan agreement to a shareholder of Holdings which matures on January 14, 2018, and bears interest at 10% per annum, was subsequently paid by the Company on January 12, 2018.

$40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder of Holdings which mature on April 4, 2019, December 31, 2018, December 31, 2018, and January 14, 2018, will all renew respectively, and bear interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2017, the Company repaid $247,571 of such borrowings and incurred $228,271 of interest expense.

12. Contingencies

The Company and Mr. Sam Lek (the Company's Chief Executive Officer and Chief Compliance Officer) were named in an action brought by the SEC against them, a former customer, its principal and a former independent contractor of the Company. The SEC alleges manipulative trading by the other defendants with claims against the Company and Mr. Lek sounding largely in aiding and abetting liability. In its complaint, the SEC seeks: (i) entry of a permanent injunction prohibiting the defendants from further violations of the relevant provisions of the federal securities laws; (ii) disgorgement of ill-gotten gains, plus prejudgment interest; (iii) the imposition of civil monetary penalties; and (iv) such other and further relief as the court deems just and proper. The Company and Mr. Lek deny liability or wrongdoing and will vigorously defend themselves against these allegations. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter no adjustment has been made in the Company's accompanying consolidated financial statement.

12. Contingencies (continued)

The Company and Mr. Lek were named in multiple enforcement actions filed by FINRA and several other self-regulatory organizations, including securities exchanges, with which FINRA has a regulatory services agreement. The core allegations are similar to those in the above referenced SEC litigation and each of the actions have been stayed pending SEC litigation. The FINRA related complaints generally allege aiding and abetting the customer's manipulation and operation of an unregistered broker-dealer; failure to establish, maintain and enforce written supervisory procedures and a reasonable supervisory system and failure to supervise; insufficient customer due diligence; failure to maintain and preserve email books and records; failure to maintain accurate CRD information; and improperly paying an unregistered person. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter no adjustment has been made in the Company's accompanying consolidated financial statement.

The Company was named in a complaint before the American Arbitration Association concerning exchange and regulatory fees passed through to a customer and the freezing of the former customer's account. The Company denied all of the former customer's allegations and filed a counter claim for indemnification for legal costs incurred defending itself against regulators in connection with matters concerning the former customer. The arbitration was dismissed without prejudice after the parties entered into an agreement tolling the statute of limitations regarding the claims and counterclaims asserted therein and agreeing that they could not be reinstated until the full resolution of the ongoing SEC litigation described below. The Company denies liability or wrongdoing and will vigorously defend itself against these allegations. In managements opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments if any that might result from the resolution of this matter have not been reflected in the financial statement.

The Company was named in a complaint in an arbitration before FINRA's Office of Dispute Resolution concerning former independent contractors of the Company who sought to recover compensation and reimbursements. In 2017, the parties entered into a settlement agreement resolving all claims in the arbitration.

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and NYSE Regulation Board of Directors concerning blue line trading, odd-lot day trading, SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver and exception reports to potentially manipulative trades. The fine was $575,000 and paid by the Company on February 24th, 2015.

The Company has an appeal pending before the SEC concerning a decision by the Financial Industry Regulatory Authority ("FINRA") and National Adjudicatory Counsel ("NAC") regarding the alleged failure to establish and implement certain policies and procedures relating to AML procedures, compliance of customer transactions and supervision of accounts. The NAC has imposed a fine of $100,000 which has been fully accrued.

The Company was named in a complaint by the CBOE and C2 for failing to register an employee as FINOP and its CEO as a proprietary trader on the WEB CRD platform. The Company paid a combined fine in the amount of $45,000 on December 12, 2017.

The Company was named in a FINRA complaint alleging system supervisory violations which include inadequate written supervisory procedures. In addition, FINRA has alleged violations of trade reporting rules. The Company denies these allegations and is in the process of responding to inquiries. No decision on these matters have been reached. In managements opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments if any that might result from the resolution of this matter have not been reflected in the financial statement.

12. Contingencies (continued)

The Company has received regulatory inquiries during the year and has been in the process of responding to them. To the best of our knowledge, none of the inquiries have resulted in the filing of any complaint, other than as described above.

13. Related-party transactions

The Company has a receivable with Lek Securities UK Limited in the amounts of $51,204, which is included in receivables from clearing organizations and other broker dealers and accounts receivable, respectively, on the consolidated statement of financial condition at December 31, 2017. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Conduct Authority.

The Company provides custody, execution and clearing services for Lek Securities UK Limited. At December 31, 2017, included in due to customers and due from brokers on the consolidated statement of financial condition is $203 and $19,691,766, respectively. In addition to $11,008 in Due to Broker.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2017, included in due to brokers on the consolidated statement of financial condition is $174,852.

The Company provides custody, execution and clearing services for shareholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

In the ordinary course of business, the Company enters into note payable agreements with the Parent Company. During 2017, $1,714,900 was due to Parent under these agreements bearing interest at 2% per annum. This amount was repaid during 2017.

14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2017, the Company made plan contributions of $357,911.

15. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expired on December 31, 2017, and the New York lease expires on February 28, 2021.

In October 2009, the Company entered into the aforementioned lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit (see Note 9).

In accordance with the terms of the October lease agreement, the Company received an eight-month lease abatement of $436,082. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $182,304, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2017.

15. Commitments (continued)

In accordance with the terms of the October lease agreement, the Company was awarded a work allowance from the landlord in the amount of $634,441, all of which was received as of December 31, 2017. The effect of the work allowance is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $159,393, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2017.

The following are the approximate minimum annual lease payments for the years ending December 31:

Year ending December 31:	Amount
2018	$ 726,000
2019	726,000
2020	726,000
2021	121,000
	$ 2,299,000

Rent expense under these agreements for the year ended December 31, 2017, was $757,035.

16. Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2017, the Company had net capital of $10,128,847 which was $8,628,847 in excess of its required net capital of $1,500,000 under Rule 15c3-1.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2018, to comply with its December 31, 2017 requirements, cash in the amount of $70,767,515 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $3,167,045.

The PAB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 3, 2018, to comply with its December 31, 2017 requirements, cash in the amount of $12,295,063 has been segregated in a special reserve account for the exclusive benefit of PAB exceeding the actual requirement by $754,681.

17. Subsequent events

The Company has evaluated all subsequent events through the date of issuance of the consolidated financial statement and has determined that no subsequent events have occurred that would require disclosure in the consolidated financial statement.

18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

19. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base.

Revenues earned from customers outside the United States approximated 60% in 2017. Of which two customers outside of the United States approximated 25% of gross revenues. In management opinion, the loss of either of these customers, would not have a significant impact on the consolidated financial statement, as the majority of the gross revenue generate from these two customers relate to pass-through fees due to the exchanges, clearing organizations and regulators.

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017